UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-41110

GRAB HOLDINGS LIMITED

3 Media Close, #01-03/06

Singapore 138498

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Closing of the Business Combination and Nasdaq Listing

On December 1, 2021, Grab Holdings Limited (“GHL”) and Altimeter Growth Corp. (“AGC”) issued a joint press release announcing the closing of the business combination contemplated by the Business Combination Agreement, dated as of April 12, 2021, as amended, by and among GHL, AGC, J2 Holdings Inc., J3 Holdings Inc. and Grab Holdings Inc., and the listing of GHL’s Class A ordinary shares and warrants on The Nasdaq Stock Market LLC.

The press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Press Release of GHL and AGC, dated December 1, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAB HOLDINGS LIMITED

Date: December 1, 2021	By:	/s/ Anthony Tan
Name: Anthony Tan
Title: Chief Executive Officer